[LOGO OF JOHN HANCOCK] LIFE INSURANCE COMPANY

ENHANCED CASH VALUE RIDER

ADDITIONAL CASH VALUE PAYABLE UPON SURRENDER OF THE POLICY DURING FIRST 9
POLICY YEARS          AS DEFINED AND LIMITED

We agree, subject to the terms and conditions of this rider and the policy , to pay the amount of Enhanced Cash Value benefit to the Owner upon receipt at our Home Office of written notice of surrender from you, if all the following conditions are met:

     (a) your written notice is received at our Home Office prior to the death of the Surviving Insured;

     (b) you surrender the policy during the first 9 Policy Years; and

     (c) this rider has not terminated under the termination provision below.

The Owner under this rider, the Date of Issue of this rider (which is the Date of Issue of the Policy), and premium deduction for this rider are as shown in the Policy Specifications of the policy.

This rider is made a part of the policy to which it is attached, in consideration of: (a) the application, a copy of which is attached to and made a part of the policy; and (b) premium deduction for this rider as shown in the Policy Specifications of the policy. This rider may not be issued subsequent to the Date of Issue of the policy.

BENEFIT

The Enhanced Cash Value benefit shall be equal to the percentage, as shown in the Policy Specifications, of the cumulative premiums paid in the first Policy Year up to the Target Premium amount for the first Policy Year and shall be payable in addition to the Policy Surrender Value.

EFFECT ON DEATH BENEFITS, NET AMOUNT AT RISK, WITHDRAWALS, AND LOAN VALUE

For purposes of computing any net amount at risk and any policy death benefit in Policy Years 1 through 9, and only for such purposes, the Account Value will be increased by the amount of the Enhanced Cash Value benefit.

The amount available for Withdrawal and the Loan Value of the policy are based on the Policy Surrender Value, and neither will in any way be increased due to this Enhanced Cash Value Rider.

DEFERRAL OF DETERMINATIONS

We may defer the payment of any Enhanced Cash Value benefit in the same manner that we may defer payment of any Surrender Value under the policy.

TERMINATION

This rider will terminate without value, on the earliest of:

a.  the end of the ninth policy year;

b.  the lapse, exchange, or termination of the policy;

c.  absolute assignment of the policy;

d.  death of the Surviving Insured; or

e.  your written request to discontinue this rider.

SIGNED FOR THE COMPANY AT BOSTON, MASSACHUSETTS.

                                   Secretary


    MAJ4ECV98R                                                        MA498RNY